Exhibit 99.1

Reporting Requirements

Regina, Saskatchewan – March 26, 2025 – Above Food Ingredients Inc. (Nasdaq: ABVE) (“Above Food” or the “Company”), a leader in sustainable, vertically integrated food systems, today announced that it received a staff determination notice on February 25, 2025, from the Listing Qualifications Staff of The Nasdaq Stock Market LLC notifying the Company that due to its delay in filing its form 6-K for the period ended July 31, 2024, the Company was not in compliance with Nasdaq Listing Rule 5250(c)(2), which requires that the Company submit on a Form 6-K an interim balance sheet and income statement as of the end of its second quarter, no later than six months following the end of the Company's second quarter.

The filing of this 6-K was delayed in order to accommodate the positive impacts the recently announced strategic restructuring and successful fundraise is expected to have on the financial reporting and outlook of the Company.

Under Nasdaq rules, the Company has 60 calendar days from receipt of the notice to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rule (the “Compliance Plan”). If the Company submits a Compliance Plan, and Nasdaq accepts the Compliance Plan, then Nasdaq may grant the Company up to 180 days from the prescribed due date, or until July 30, 2025, to regain compliance.

The recent restructuring and capital raise by the Company have significantly improved the Company’s financial position through the substantial elimination of debt from the balance sheet and its transition towards profitability. The Company intends to use a portion of the proceeds from this recently announced financing to complete the filing of the Form 6-K within the 60-day period and will be well capitalized to execute on the Compliance Plan.

The Notice has no immediate effect on the listing of the Company’s common shares on the Nasdaq Capital Market. This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Above Food Ingredients Inc.

Above Food Ingredients Inc. (Nasdaq: ABVE ) is an ingredient company that delivers products made with real, nutritious, flavourful ingredients produced with transparency. The Company’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, and proprietary seed development capabilities that leverage the power of artificial intelligence-driven genomics and agronomy, the Company delivers nutritious foods to businesses and consumers with traceability and sustainability.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions and include, without limitation, statements about the ability of or expectations regarding the future performance of our business and operations.

Forward-looking statements are based on the current expectations of the Company's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider all of the risks and uncertainties described in the documents filed by the Company with the United States Securities and Exchange Commission, which is available on EDGAR at www.sec.gov/edgar.shtml. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

Contacts

Media:

media@abovefood.com

Investors:

investors@abovefood.com